

Mail Stop 7010

June 13, 2006

Mr. J. Marvin Quin
Senior Vice President and Chief Financial Officer
Ashland Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

  RE: **Forms 10-K and 10-K/A for fiscal year ended September 30, 2005**
    Forms 10-Q for the periods ended December 31, 2005 and March 31,
    2006
    File No. 1-32532

Dear Mr. Quin:

   We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. J. Marvin Quin
Ashland Inc.
June 13, 2006
Page 2

Form 10-K for the Fiscal Year Ended September 30, 2005

Financial Statements

Note I – Sale of Accounts Receivable, page F-18

1. We read your response to comment eight. We still do not understand how you
    concluded that cash flows related to the purchase of receivables from another
    entity and subsequent cash collections would be operating activities. Once you
    sold these receivables under SFAS 140, you recorded the cash receipts related to
    your sales of goods or services, as required by paragraph 22(a) of SFAS 95, and
    these became the receivables of another entity. After their initial sale, these
    receivables should not be treated any differently upon repurchase than the
    purchase of any receivables from another entity. As such, the cash flows related
    to the repurchase would appear to meet the requirements of paragraphs 15, 16(a)
    and 17(a) of SFAS 95 for treatment as investing activities.

    Since the impact on your operating and investing cash flows for the nine months
    ended June 30, 2005 is material, we believe you should revise your financial
    statements accordingly. We also believe that when you file your upcoming Form
    10-K for the year ended September 30, 2006, you should discuss the impact of
    this restatement on your operating and investing cash flows for the three months
    ended September 30, 2005 as well.

Note O – Litigation, Claims and Contingencies, page F-23

Information by Industry Segment, page F-30

2. We have reviewed your responses to comments ten and eleven. It is unclear how
    decisions regarding the allocation of resources are made without separately
    evaluating performance materials and water technologies given the different
    markets and customers served by the units in these lines of business. Please
    provide us with additional information to help us understand how this is done.
    Please provide a similar discussion for APAC and Ashland Distribution. Also,
    tell us what consideration you gave to the possibility that the chief operating
    decision making function is, in part, shared by your chief executive officer and
    certain of his direct reports.

3. Please also provide us with a copy of your organizational chart and the periodic
    operating results information regularly provided to Mr. O'Brian.

<u>Form 8-K filed April 26, 2006</u>

<u>Exhibit 99.17</u>

We have reviewed your response to comment 15. Please revise your proposed disclosure to describe the derivation of Invested Capital and disclose how the 9.5% rate was arrived at in the parenthesis next to cost of capital.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, me, at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief